SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

SCHEDULE TO
(Rule 13e-4)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

________________________

EMCORE CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of common stock, Par Value $0.01 Per Share
(Title of Class of Securities)

290846104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
________________________

Keith Kosco
Chief Legal Officer and Corporate Secretary
EMCORE CORPORATION

10240 Research Road SE

Albuquerque, New Mexico 87123

(505) 332-5044

________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Edward B. Winslow
Jones Day
77 West Wacker, Suite 3500
Chicago, Illinois 60601-1692
(312)782-3939

________________________

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$378,815.88	$14.90
*
The “transaction valuation” set forth above is based on the Black-Scholes option valuation model and assumes that all eligible outstanding options to purchase 164,088 shares of common stock of EMCORE CORPORATION will be amended pursuant to this offer, which may not occur.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2008, equals $39.30 per $1,000,000 of transaction valuation.  The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.  This amount was previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $14.90 Form or Registration No.: Schedule TO	Filing party: EMCORE Corporation Date filed: November 19, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by EMCORE CORPORATION (the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 19, 2008, relating to the Company’s offer to amend certain stock options held by employees of the Company so that those options would not be subject to potential adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended, upon the terms and subject to the conditions set forth in the Offer to Amend, dated November 19, 2008 (the “Offer to Amend”), a copy of which was filed with the Schedule TO on November 19, 2008 as Exhibit (a)(1).  This Amendment No. 1 is (i) the final amendment to the Schedule TO, (ii) made to report the results of the Offer and (iii) filed in satisfaction of the reporting requirements of Rule 13e-4(e)(4) promulgated under the Securities Exchange Act of 1934.  Except as amended or supplemented hereby, all terms of the Schedule TO and the Offer to Amend and all disclosure set forth in the Schedule TO and exhibits thereto remain unchanged.  Capitalized terms not otherwise defined herein shall have the meanings set forth in the Offer to Amend.

Item 4.	Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended to add the following sentences:

The Offer expired at 11:59 p.m., Mountain Time, on December 17, 2008.  Pursuant to the Offer, the Company has amended outstanding Eligible Options covering approximately 163,838 shares of the Company’s common stock to increase the exercise price of each such option to the fair market value per share of the Company’s common stock on the date of grant of that option.  In addition, Eligible Optionees who accepted the Offer and whose Eligible Options have been so amended are now eligible to receive from the Company the Cash Payment in the aggregate amount of up to approximately $44,050, payable as described in the Offer to Amend, to compensate them for the higher exercise prices per share in effect for their amended options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

EMCORE CORPORATION

By: /s/ Hong Hou
Hong Hou
President, Chief Executive Officer and Director

Date: December 18, 2008